

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 28, 2008

By facsimile to (202) 637-5910 and U.S. Mail

Mr. Cary J. Claiborne
Chief Financial Officer and Secretary
New Generation Biofuels Holdings, Inc.
1000 Primera Boulevard
Lark Mary, FL 32746

Re: New Generation Biofuels Holdings, Inc.
        Pre-effective amendments to two registration statements on Form S-3
        Filed July 11, 2008
        File Nos. 333-151320 and 151318
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
        Subsequent Exchange Act Reports
        File Nos. 0-51903 and 1-34022

Dear Mr. Claiborne:

        We reviewed the filings and have the comments below.

S-3/A1 (File No. 333-151320)

Outside Front Cover Page

1.   We note your response to prior comment 3, but continue to believe that the registration of
        the shares underlying possible future dividends or amounts accreted on lieu of dividends
        for resale is premature. In general, you may only register shares for resale that are
        already outstanding at the time the registration statement is filed, or, assuming no
        conditions within the control of the selling shareholder, will be issued to the selling
        shareholder shortly after the registration statement is effective. Therefore, please remove
        the dividend or accretion shares from the registration statement.

Our Business, page 3

2.   Notwithstanding the response to prior comment 5, it appears that New Generation
      Biofuels is "substantially dependent" upon its biofuel sales agreement with Dynegy at
      least for its near term business strategy of developing a revenue stream for its biofuel.
      Thus the agreement appears to be a material contract within the meaning of Item
      601(b)(10) of Regulation S-K. Please file the agreement as an exhibit to the registration
      statement.

About this Offering, page 4
March and May 2008 Private Placement, page 5

3.   We note your responses to our prior comments 7 and 39. Specifically, we note that you
      have recognized beneficial conversion features for both issuances of the series B
      preferred stock with warrants. We assume that you recognized a beneficial conversion
      feature for both issuances of the series B preferred stock as you determined that the
      conversion feature as a whole did not require bifurcation in accordance with SFAS 133
      and EITF 00-19. As such, it is unclear how you determined that the portion of the
      conversion feature that requires adjustment to the conversion price for the series B
      preferred stock is a derivative that is required to be bifurcated and marked-to-market.
      Please provide us your analysis of paragraphs 12 and 11 of SFAS 133 and EITF 00-19, if
      appropriate, for the series B preferred stock conversion feature as a whole. If you
      determine that the conversion feature as a whole is not required to be bifurcated and
      marked-to-market each reporting period, please tell us your consideration of Issue 7 in
      EITF 00-27 regarding the adjustments to the conversion price feature for the series B
      preferred stock as a contingent beneficial conversion feature.

Risk Factors, page 6

4.   We note your response to our prior comment 32. Please revise your Forms S-3 to include
      a risk factor regarding the realizability of the license agreement as it represents 82.3% of
      your total assets as of December 31, 2007 and has not yet been used to generate cash
      flows. Specifically, please include a discussion of the following:

      • You initially intended to use the proprietary technology on an "as is" basis.
        However, after the first test burn in September 2007, you determined that a
        significant amount of research and development was required to improve the
        proprietary technology.

      • Any additional background information surrounding the master license agreement
        that may be useful to investors.

- The amount of research and development costs you have incurred to date related to the license agreement and your estimate of the amount of research and development costs remaining to be incurred.

- When you expect to begin amortizing the license agreement.

Selling Stockholders, page 8

5.   Identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by Porter Partners. See Questions 140.01 and 140.02 under Section 140 in our July 3, 2008 Compliance & Disclosure Interpretations of Regulation S-K that is available on the Commission's website at http://www.sec.gov.

6.   Since Empire Financial Holding Company is listed as the name of the selling securityholder in the table, the reason for the reference to Empire Financial Group, Inc. in footnote (15) is unclear. Please revise.

Experts, page 19

7.   We note your response to our prior comment 26 that you received an updated audit report from your auditors that covers the cumulative data presented for your consolidated financial statements. Please update the periods covered in your disclosures under your experts section.

S-3/A1 (File No. 333-151318)

8.   Where the comments cited above would impact disclosure in this registration statement, please revise also this registration statement.

10-K

Stock Issued for Non-Cash Consideration, page 31

9.   We have reviewed your proposed disclosure in response to our prior comment 30. Your proposed disclosure states that you account for non-employee, share-based awards in accordance with EITF 96-18. However, your previous disclosure indicated that the measurement date you use is the date the stock is issued. Please revise your proposed disclosure to clarify the measurement date used for these transactions.

Exhibits

10.   The response to prior comment 37 indicates that you will file the option agreement
        between Cary J. Claiborne and H2Diesel Holdings, Inc. as an exhibit. Please advise
        when you intend to file the exhibit.

March 31, 2008 10-Q

Note 5 – Preferred Stock Sale, page 10

11.   In future filings, please disclose the liquidation value of the series B preferred stock as of
        the most recent balance sheet date.

Definitive 14A filed June 30, 2008

Executive Compensation, page 19

12.   Disclosures regarding your executive compensation state that:

        • Cash bonuses earned by each named executive officer in 2007 and paid in 2008
          are based on achievement of 2007 performance targets.

        • Mr. Cary J. Claiborne's employment agreement provides for 450,000
          performance based options and participation in the executive bonus plan, with a
          maximum eligible bonus of 50% of base salary, subject to achieving certain
          performance targets.

        • Mr. David A. Gillespie's employment agreement entitles him to 1,200,000
          "performance vesting" options and provides for participation in the executive
          bonus plan, with a maximum eligible bonus during 2007 targeted at 50% of his
          annual salary.

        In future filings, disclose the performance targets set for each named executive officer
        under the executive bonus plan with respect to which compensation has been paid. Also,
        in future filings, for performance based options or other equity based compensation,
        explain how the amounts of the awards are determined. If there are contributions such as
        "extraordinary executive contributions," and objectives such as "overall company
        performance" that must be made and reached to grant or permit the exercise of
        performance based options or other equity based compensation, please discuss in
        sufficient detail the contributions and objectives.

<u>Closing</u>

As appropriate, please amend your filings in response to the comments. You may wish to provide us marked courtesy copies of the filings to expedite our review. Please furnish a cover letter tagged as correspondence with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Tracey L. Houser, Staff Accountant, at (202) 551-3736. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steven M. Kaufman, Esq.
     Hogan & Hartson LLP
     555 13th Street, N.W.
     Washington, DC 20004